U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                        Asian Financial, Inc.
                           -----------------------
       (Name of Small Business Issuer as specified in its charter)



           NEVADA                 000-227129         91-1922225
           ------                 -------            ----------
(State or other jurisdiction of   SEC File        (I.R.S. incorporation or
        organization)             Number           Employer I.D. No.)


                             83-888 Ave. 51
                          Coachella, CA 92236
                      ---------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (760) 398-9700


 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -----------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
- ---------------------------------

Business Development.
- ---------------------

    Asian Financial, Inc. (the "Company") was organized under the laws of the State of Nevada on August 10, 1998. The Company was incorporated to engage in any lawful activity.

     The Company's articles initially authorized the company, to issue a total of 100,000,000 shares of common stock, and 1,000,000 preferred, all with par value of $0.001, see exhibit (EX1).




 Part III, Item 1.

     The company was organized to engage in any lawful activity. The company has been seeking and investigating potential assets, property or a business to acquire. The Company has had no business operations for the past fiscal year. The Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has no assets other than a small bank account and conducts no material business, management anticipates that any such acquisition would require it to issue shares of its common stock as the sole consideration for the acquisition. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition. The Company makes no assurance that any future enterprise will be profitable or successful.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers will also be restriction free. The Company recognizes that the number of suitable potential business ventures that may be available to it may be limited. The Company will be required to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 90 percent of the outstanding shares of the Company.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business by purchase, reorganization or merger, the Company will be required to file with the Securities and Exchange Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-KA also requires the filing of audited financial statements of the acquired venture, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes, within 60 days of the date of any such report.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     The results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

      Management or its legal counsel and authorized representatives will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management and minimal resources to engage others, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker-dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. It is not anticipated that any such opportunity will be afforded to other stockholders. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals. Management may actively negotiate or otherwise consent to the purchase of any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, the Company's remaining stockholders may not be afforded an opportunity to approve or consent to any particular stock buy out transaction.

     The Company's officers and directors in the past have not used any particular consultants and do not intend to use any consultants in regard to this Company.

     Although it is not formally prohibited by Company policy, it is not expected that the Company will borrow funds in order to make payment to its management, promoters or their affiliates or associates in connection with any buy out transaction.

     Management intends to submit for quotations of its common stock on the OTC Bulletin Board of the National Associates of Securities Dealers, Inc. ("NASD"); however, management has had no discussions with any broker-dealer in this respect.

Risk Factors.


     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.


      No Source of Revenue. The Company has had no revenue for the past fiscal year or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. During the fiscal year ended December 1998 the Company realized net gains of $0. Even though there has been minimal activity there are some ongoing accounts such as annual registrations, and routine maintenance. The majority stockholder (Dempsey K. Mork, President of Asian Financial, Inc.) has been paying the incidental costs which have been considered part of his compensation for which he was issued stock that has been properly reflected in the financials. Nonetheless there is an attached Independent Auditors Report, dated July 5th 1999, for the Company's most recent audited financial statements, through June 30th 1999. The Company can provide no assurance that any acquired venture will produce any material revenues for the Company or its stockholders or that any such venture will operate on a profitable basis. Except as indicated under the heading
Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2, herein, there are no plans, proposals, agreements or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of an acquisition or merger candidate or over the next twelve month period.


     Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision of whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.


     Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a high-risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of
an exchange of capital stock, a merger or an asset acquisition.   Management
expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.






     The National Securities Markets Improvement Act of 1996 provides an exemption from state regulation of offerings of "covered securities." "Covered securities" include, among other things, transactions by persons other than issuers, underwriters or dealers, and certain transactions by dealers, in securities of issuers that file reports with the Securities and Exchange Commission. Upon the effectiveness of this Registration Statement, the Company will become subject to the reporting requirements of Section 13 of the Exchange Act.


Dependence on Management. The Company will be entirely dependent upon its management in locating any suitable acquisition or merger candidate. The Company has no employment agreements with management and does not maintain "key man" life insurance for such individuals.

     Management to Devote Insignificant Time to Activities of the Company. Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has limited business operations, the members of management anticipate that they will devote less than 10% of their working hours to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     Loss of Corporate Control. Management anticipates that any merger or acquisition transaction will require the Company to issue shares of its common stock as the sole consideration for such transaction. Such an issuance would almost certainly result in a change in control of the Company and may also result in substantial dilution of the shares of current stockholders.

     Conflicts of Interest, and Related Party Transactions.   Although the
Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders.


Voting Control. Due to his ownership of a majority of the Company's outstanding voting securities, Dempsey K. Mork, the President and a director of the Company, has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. Mr. Mork's present beneficial ownership amounts to approximately 85% of the outstanding voting securities of the Company. See
Part I, Item 4.


     No Market for Common Stock; No Market for Shares. Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     There has been no "established public market" for the Company's common stock during the past three years. At such time as the Company completes an acquisition, reorganization or merger transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "Pink Sheets" or the OTC Bulletin Board of the NASD.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;
(iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.


Year 2000.
----------

     The Company is not presently engaged in any substantial business operations. Management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.



Principal Products and Services.
-------------------------------

     The only activities to be conducted by the Company are to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.



Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.



Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; not applicable.



Competitive Business Conditions.
--------------------------------

     Competitors include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.



Sources and Availability of Raw Materials and Names of Principal
Suppliers.
----------------------------------------------------------------

     None; not applicable.



Dependence on One or a Few Major Customers.
-------------------------------------------

     None; not applicable.



Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
-----------------------------

     None; not applicable.



Need for any Governmental Approval of Principal Products or
Services.
-------------------------------------------------------------
     The Company currently produces no products or services, therefore, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.



Effect of Existing or Probable Governmental Regulations on
Business.
-----------------------------------------------------------
     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets.

Research and Development.
-------------------------
     None; not applicable.



Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------
     None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.



Number of Employees.
-------------------
     None, however Management which consists of Dempsey K. Mork and Randall
A. Baker were given shares in the company to represent, guide, and direct the company on behalf of its shareholders.








Item 2.  Management's Discussion and Analysis or Plan of Operation.
- -------------------------------------------------------------------

Plan of Operation.
- ------------------

     The Company has not engaged in any material operations or had any revenues from operations during the past fiscal year. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for any such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, there are no preliminary agreements or understandings with respect to loan agreements by officers, directors, principals or affiliates of the Company and any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length
transaction.   As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
- ---------------------

     The Company has had no material operations since inception. Losses were $.0, for the fiscal year ended December 31, 1998 and the 1998 losses resulted from the issuances of shares of common stock of the company for services rendered. These services primarily related to maintaining the Company in good standing and "due diligence" activities with respect to its history and past operations were performed and paid for by Magellan Capital Corporation .
These activities have included, for example, confirming good standing, reviewing stock transfer records and Articles of Incorporation, as amended, and arranging for the preparation and auditing of financial statements.
These activities were undertaken in contemplation of the preparation of this Registration Statement.

Liquidity.
- ---------

     The Company had no liquidity during the fiscal year ended December 31, 1998. Except as stated under the heading "Plan of Operation," above, the Company does not contemplate raising capital over the next twelve months by issuance of debt or equity securities. The Company has no loan agreements with any officer or director.

     Ordinarily any fees paid to management in connection with the reorganization are first used to pay liabilities. If there are no funds available, it is expected that management would contribute these amounts to capital to pay these liabilities in hopes of enhancing the value of their stock ownership.






Item 3.  Description of Property.
- ---------------------------------

          The Company has no assets. Its principal executive office address and telephone number are that of Mr. Mork's business, and are provided at no cost. Because the Company has limited current business operations, its activities have primarily been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Mork of providing the use of business and telephone have been minimal.



Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------
          The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:



                             Number of Shares         Percentage
Name and Address             Beneficially Owned       of Class
-----------------            ------------------       --------

Dempsey K. Mork
Magellan Capital Corp.      225,000                   15.%
83-888 Ave. 51 (Box 1130)
Thermal, CA 92274

Dempsey K. Mork
Magellan Capital Corp.      450,000                   30.%
Pension Plan and Trust
83-888 Ave. 51 (Box 1130)
Thermal, CA 92274


Dempsey K. Mork
Magellan Capital Corp.
Profit Sharing Plan and Tr 450,000                   30.%
83-888 Ave. 51 (Box 1130)
Thermal, CA 92274

Dempsey K. Mork              75,000                      5.%
54673 Inverness
La Quinta, CA 92253

Robert J. Filiatreaux           37,500                      2.50%
77545 Chillon
La Quinta, CA 92253

Randall A. Baker               30,750                       2.05%
P.O. Box 1025
Morongo Valley, CA 92256

Norbert L. LeBoeuf           28,500                       1.90%
P.O. Box 3171
Palm Springs, CA 92262





Security Ownership of Management.
- ---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of the date hereof, to wit:

                         Number of Shares
                         Beneficially Owned      Percentage of
Name and Address          as of 12/31/98          of Class
- ----------------         ------------------      -------------

Dempsey K. Mork             975,000                   65.%
54673 Inverness
La Quinta, CA 92253



Robert J. Filiatreaux           37,500                      2.50%
77545 Chillon
La Quinta, CA 92253

Randall A. Baker                30,750                        2.05%
P.O. Box 1025
Morongo Valley, CA 92256

Norbert L. Le Boeuf           28,500                        1.90%
P.O. Box 3171
Palm Springs, CA 92262



     Totals:                      1,071,071                       71.45%

     See the caption "Directors, Executive Officers, Promoters and Control Persons," below, Part I, Item 5, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.



Changes in Control.
- -------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.




Item 5.  Directors, Executive Officers, Promoters and Control Persons.
- -------- -------------------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These are the only persons whose activities are expected to be material to the Company prior to the completion of any merger or acquisition transaction. They will serve until the next annual meeting of the stockholders (held in November of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.
                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
- ----                  ----       -----------   --------------

Dempsey K. Mork    Director and       8/10/98
                   President

Randall A. Baker   Secretary          8/10/98



Business Experience.

Dempsey Mork is the majority shareholder, President, and Chairman of the Board of Nicole Industries, Inc. since its formation. Mr. Mork is a officer and director in the following corporations. Magellan Capital Corporation, Ovvio Better Life, Inc., AG Holdings, Inc., Knickerbocker Capital Corporation, Apex Capital Group, Inc., Nicole Industries, Inc., Northstar Ventures, Inc., Orion U.S.A. Inc., Southwest Holding and Development, and Stonebridge Investment, Inc. One of Mr. Morks business activities is bringing private companies public through a takeover/merger with a public company. In addition, Mr. Mork assists these companies in complying with securities regulations, and raising capital. Mr. Mork has helped arrange over twenty takeover/mergers in the past 10 years. Most of these transactions involved European and Chinese companies, which became US public companies. Beginning in 1992 through 1996 Mr. Mork maintained offices in Geneva, Switzerland and for part of that time Hong Kong. During this period, in addition to takeover/mergers, Mr. Mork arranged financing for small US public companies from European and Asian financial institutions.



           Randall A. Baker. Mr. Baker is 55 years old. He attended the University of Minnesota. After a tour in the United States Navy and a navigation teaching stint in San Francisco, he began his investment career with the Pacific Coast Stock Exchange followed by employment with a number of major brokerage houses. He then was employed for twenty years as Executive Vice President with Wm. Mason & Company, an Investment Counseling firm in Los Angeles. Mr. Baker designed and implemented all data systems, was responsible for trading, personnel and was the client/broker liaison. Mr. Baker is currently employed as the Vice President for Magellan Capital Corporation, a merger and acquisition firm.







Other "Public Shell" Activities.
- -------------------------------


     Mr. Dempsey K. Mork also serves as a director and executive officer of other public companies, (see below), which may give rise to a conflict of interest in seeking acquisition of any property, assets and business, by reorganization, merger or otherwise. Mr. Mork believes there may be a conflict of interest in serving as a director or executive officer in these companies.



                       SEC
Name of Company        File No.      Positions held  Appointed    Resigned
----------------       -------       --------------  ---------    --------
Ovvio Better Life, Inc.  0-23180-WA    President and  06/01/93       NA
                                       Director

A. G. Holdings, Inc.     0-23180-WA    President and  07/31/93        NA
                                       Director

Knickerbocker Capital    33-15596-D-CO President and  11/18/94         NA
                                       Director

Silver Bow Antique Aviation
                         000-25997     President and    4/28/94         NA
                                       Director



Significant Employees.
- ----------------------

     The Company has no employees who are not executive officers.



Family Relationships.
- ---------------------

     There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.



Involvement in Certain Legal Proceedings.
- -----------------------------------------

     During the past year, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.




Item 6.  Executive Compensation.
- --------------------------------
None

(1)     In August 1998, 624,039 shares of "unregistered" and
        "restricted" shares of the Company's common stock, were issued to:

               225,000   Magellan Capital Corp.
                 76,500   Magellan Litigation Corp.
                 75,000   Dempsey K. Mork
                 30,750   Randall A. Baker
                 37,500   Robert J. Filiatreaux
                 28,500   Norbert L. Le Boeuf


     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.



Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
------------------------------------------------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.



Item 7.  Certain Relationships and Related Transactions.
- --------------------------------------------------------


Transactions with Management and Others.
- ----------------------------------------
     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. The Company has no plans or future policies under which it will pay or accrue compensation to its directors, executive officers or any other persons for services related to seeking business opportunities or completing a merger or acquisition transaction.

     Except as indicated under the heading "Transactions With Management and Others" of this caption, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the captions "Business Development" and "Executive Compensation" of this Registration Statement, Part I, Items 1 and 6, respectively. Indebtedness of Management.

Statement, Part I, Items 1 and 6, respectively.

Parents of the Issuer.
- ----------------------
     The Company has no parents.  See the caption "Business Development,"





Item 8.  Description of Securities.
 - -----------------------------------
     The Company's Articles of Incorporation, as amended, authorize the Company to issue 101,000,000 shares of stock,100,000,000 common stock and 1,000,000 preferred; each share has a par value of one mill ($0.001). The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors. The Company currently has 1,500,000 shares issued and outstanding.
     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.
     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.
     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.



                                   PART II
Item 1.  Market Price of and Dividends on the Company's Common Equity and Other

Stockholder Matters and Market Information.
--------------------- - -------------------

     There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers ("NASD"); however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 under the Securities Act of 1933 by members of management may have a substantial adverse impact on any such public market, and current members of management have already satisfied the one year
"holding period" requirement of Rule 144. For non-affiliates who have held their securities for at least two years, certain limitations of Rule
144, for example, the limitation on the amount of securities sold in any three month period, are lifted. See the caption "Security Ownership of Certain Beneficial Owners," Part I, Item 4, of this Registration Statement.



Holders.
 - --------
     The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 12.



Dividends.
- ----------
     The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.


Item 2.  Legal Proceedings.
-----------------------------
     The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.


Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------------------- - ------------------------------------

     There have been no changes in the Company's principal independent accountant. The current accounting firm for the Company audited its last financial statements for the year ended December 31, 1998.



Item 4.  Recent Sales of Unregistered Securities.
- -------------------------------------------------
none



Item 5.  Indemnification of Directors and Officers.
- ---------------------------------------------------
     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."
     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.
     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."
     Section 78.751 (4) of the NRS limits indemnification under Sections
78.751 (1) and 78.751(2) to situations in which either (1) the stockholders,
(2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.
     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.
     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.






                                                PART III
Item 1.  Index to Exhibits. - ---------------------------
     The following exhibits are filed as a part of this RegistrationStatement:

     Exhibits
Number      Description*
- ------      ------------

 1.1        Articles of Incorporation  filed 8/10/98

 1.3        Auditors consent form dated 7/5/99

 1.4        By-laws

 27         Financial Data Schedule**

 27         Financial Data Schedule**


SIGNATURES
     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                   Asian Financial, Inc.
Date: 8/19/99                              By: /s/ Dempsey K. Mork
     ----------                              ------------------------
                                                 Dempsey K. Mork, Director
                                                 and President









  David M. Winings, CPA
  75-140 St. Charles Place
  Suite B
  Palm Desert, CA  92211
  (760) 341-5450
  (760) 341-5449 (Fax)






  To the Board of Directors
  Asian Financial, Inc.
  Thermal, California

  I have audited the accompanying balance sheet of Asian Financial, Inc. (a Nevada Corporation) as of December 31, 1998 and the related statements of income and retained earnings, and cash flows from inception (August 10, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

  I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

  In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asian Financial, Inc as of December 31, 1998, and the results of its operations and its cash flows for the year ended then ended in conformity with generally accepted accounting principles.



  /s/ David M. Winings
  Palm Desert, California
  July 5, 1999

  ASIAN FINANCIAL, INC.
  BALANCE SHEET
  December 31, 1998





  ASSETS

  CURRENT ASSETS
     Cash in Bank                        1,027

  PROPERTY AND EQUIPMENT                   -0-

  OTHER ASSETS                             -0-

                                        ------
  TOTAL ASSETS                           1,027
                                        ======

  LIABILITIES AND SHAREHOLDERS' EQUITY

  LIABILITIES

  CURRENT LIABILITIES                      -0-

  LONG TERM LIABILITIES                    -0-

                                         -----

  TOTAL LIABILITIES                        -0-


  SHAREHOLDERS' EQUITY
  COMMON STOCK (See Note 2)              1,500

  RETAINED EARNINGS                       (473)
                                         -----
  TOTAL SHAREHOLDERS' EQUITY             1,027

  TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                1,027
                                         =====



  The accompanying notes are an integral part of these financial statements.

  ASIAN FINANCIAL, INC.
  STATEMENT OF INCOME AND RETAINED EARNINGS
  For the Year Ended December 31, 1998







  REVENUES                                 -0-

  EXPENSES
     Consulting Fees                       473
                                         ------
     Total Expenses                        473

  INCOME BEFORE INCOME TAXES              (473)

  INCOME TAXES                             -0-
                                         ------
  NET INCOME                              (473)

  BEGINNING RETAINED EARNINGS              -0-

  DIVIDENDS                                -0-
                                         ------

  ENDING RETAINED EARNINGS                (473)
                                         ======


















The accompanying notes are an integral part of these financial statements

ASIAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 1998




                                        1998
                                      ------
CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME                              (473)
ADJUSTMENTS TO RECONCILE NET INCOME
  TO NET CASH PROVIDED BY OPERATING
  ACTIVITIES                             -0-
                                       ------
NET CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES                  (473)

CASH FLOWS FROM INVESTING ACTIVITIES      -0-
CASH FLOWS FROM FINANCING ACTIVITIES
  ISSUE CAPITAL STOCK                   1,500
                                       ------
NET INCREASE (DECREASE) IN CASH         1,027

CASH AT BEGINNING OF YEAR                 -0-
                                       ------
CASH AT END OF YEAR                     1,027
                                       ======

SUPPLEMENTAL DISCLOSURES

INTEREST PAID                            -0-

INCOME TAXES PAID                        -0-












The accompanying notes are an integral part of these financial statements

ASIAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Asian Financial, Inc. was organized under the laws of the State of Nevada on August 10, 1998, under the name Asian Financial, Inc. The Company was incorporated primarily to evaluate, negotiate, structure and complete a merger with, or acquisition of, prospects consisting of private companies, partnerships or sole proprietorships. The company may seek to acquire a controlling interest in such entities in contemplation of later completing an acquisition. The company is not limited to any operation or geographic area in seeking out opportunities. Management has not identified any particular industry within which the company will seek an acquisition or merger.

The Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Management anticipates that any such acquisition would require it to issue shares of its common stock as the sole consideration for the acquisition. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers will also be restriction free.


NOTE 2 STOCK TRANSACTIONS

The Articles of Incorporation authorize the Company to issue 100,000,000 of common stock with a par value of $.001, and 1,000,000 preferred stock, with a par value $.001.

On August 20, 1998, the Company issued 473,250 shares of stock, in payment for consulting services provided to the company.

On December 30, 1998, the Company issued 1,026,750 shares of stock in a cash transaction.

At December 31, 1998, 1,500,000 shares of common stock were issued and outstanding.


NOTE 3 RELATED PARTY TRANSACTION

On August 20, 1998, shares of capital stock were issued to individuals in return for services rendered. These individuals include officers of the corporation.

ASIAN FINANCIAL,INC.
BALANCE SHEET
JUNE 30, 1999



ASSETTS

Current Assets
    Caash in bank              1,007

Property and Equipment            -0-

Other Assets                      -0-
                               ------

Total Assets                   1,007
                               ======

Liabilities and Shareholders'
Equity

Liabilities

Current Liabilities               -0-

Long Term Liabilites              -0-
                               ------


Total  Liabilities                 -0-


Shareholders' Equity
Common Stock (See Note 2)       1,500

Retained Earnings                (493)
                                ------

Total Shareholders' Equity      1,007

Total Liabilities and
   Shareholders' Equity         1,007
                               ======





The accompanying note are an integral part of thesee financiaaal statements

Asian Financial, Inc.
Statement of Income and Retained Earnings
For the Six Months Ended June 30, 1999



Revenues                           -0-

Expenses
   Bank Service Charges            20
                                ------

   Totaal  Expenses                20

Income before Income Taxes        (20)

Income Taxes                       -0-
                                ------

Net Income                        -20-

Beginning Retained Earnings      (473)

Dividends                          -0-
                                ------

Ending Retained Earnings         (493)
                                ======











The accompanying notes are an integral part of these financial statements

Asian Financial, Inc.
Statement of Cash Flows
For the Six Months Ended June 30, 1999



Cash Flows from Operatiing Activities

Net Income                            (20)
Adjustments to Reconcile Net Income
   to Net Cash Provided by Operating
   Activities                          -0-
                                    ------

Net Cash Provided (Used) By
   Operating Activities               -20-

Cash Flows from Investing Activities   -0-

Cash Flows from Financing Activities   -0-
                                    ------

Net Increase (Decrease) in Cash       -20-

Cash at beginning of year           1,027
                                    ------

Cash at end of year                 1,007
                                    ======

Supplemental Disclosures

Interest Paid                          -0-

Income Taxess Paid                     -0-







The accompanying notess are an integral part of these financial statements

Asian Financial, Inc.
Notes to Financial Statements

Note 1 -  Summary of significant accounting policies

Nature of Business

Asian Financial, Inc. was organized under the laws of the state of Nevada on August 10, 1998, under the name of Asian Financial, Inc. The company was incorporated primarily to evaluate, negotiate, structure and complete a merger with, or acquisition of, prospects consisting of private company's, partnerships or sole proprieterships. The company may seek to acquire aa controlling interest in such entities in contemplation of later completing an acquisition. The company is not limited to any operation or geographic area in seeking out oportunities. Managmment has not identified any prticular industry within which the company will seek an acquisition or merger.

The company intends to continue to seek the acquisition of assets, property or business that may benefit the company and its stockhlders. Management anticipates that any such acquisition would reqquiree it to issue sharess of its common stock as the sole consideration for the acquisition. The company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisiitions, reorganizationss or mergers will also be restriction free.

Note 2 - Stock Transactions

The Articles of Incorporation authorize the company to issue 100,000,000 shares if common stck with a par valuue oof $0.01 andd 1,000,000 preferred stock, with a par value of $0.01

As of June 30, 1999, 1,500,000 shares of common stock were issued and outstanding.